SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32095; 813-00384

AllianceBernstein L.P. and AllianceBernstein U.S. Real Estate (Employee) Fund II, L.P.; Notice of Application

April 25, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act and the rules and regulations thereunder, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b), (e), and (h) of the Act, and the Rules and Regulations, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships, limited liability companies, business trusts or other entities ("Funds") formed for the benefit of eligible employees of AllianceBernstein L.P. (the "Company") and its affiliates from certain provisions of the Act. Each series of a Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: The Company and AllianceBernstein U.S. Real Estate (Employee) Fund II, L.P.

Filing Dates: The application was filed on April 20, 2015 and was amended on January 28, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 20, 2016, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason for

the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090; Applicants: 1345 Avenue of the Americas, New York, New York 10105.

For Further Information Contact: Kyle R. Ahlgren, Senior Counsel, at (202) 551-6857, or Holly L.

Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

      1.   The Company is a Delaware limited partnership, and together with its "affiliates," as

defined in rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act")

(collectively, "AB," and each, an "AB Entity"), have organized AllianceBernstein U.S. Real Estate

(Employee) Fund II, L.P., a Delaware limited partnership (the "Initial Partnership") and will in the

future organize limited partnerships, limited liability companies, business trusts or other entities (each a "Future Fund" and, collectively with the Initial Partnership, the "Funds") as "employees' securities companies," as defined in section 2(a)(13) of the Act. The Funds are intended to provide investment opportunities that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of high caliber professionals.

2.   The Initial Partnership was formed on April 4, 2014 as a Delaware limited partnership. AllianceBernstein U.S. Real Estate Partners II G.P. L.P. acts as general partner to the Initial Partnership. AB serves as investment adviser to the Initial Partnership. The Initial Partnership invests all or substantially all of its assets in AllianceBernstein U.S. Real Estate Partners II L.P. ("AB REP II"). ABREP II's investment objective is to provide attractive risk-adjusted returns by making and managing investments in real estate and real estate securities and businesses.

3.   A Future Fund may be structured as a domestic or offshore limited or general partnership, limited liability company, corporation, business trust or other entity. AB may also form parallel funds organized under the laws of various jurisdictions in order to create the same investment opportunities for Eligible Employees (defined below) in other jurisdictions. Interests in a Fund may be issued in one or more series, each of which corresponds to particular Fund investments (each, a "Series"). Each Series will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act. Each Fund will operate as a closed-end or open-end management investment company, and a particular Fund may operate as a "diversified" or "non-diversified" vehicle within the meaning of the Act.

4.   AB will control each Fund within the meaning of section 2(a)(9) of the Act. Each Fund has, or will have, a general partner, managing member or other such similar entity that

manages, operates and controls such Fund (a "General Partner"). The General Partner will be responsible for the overall management of each Fund, and may appoint an AB Entity to serve as investment adviser ("Investment Adviser") to a Fund and delegate to the Investment Adviser the authority to make all decisions regarding the acquisition, management and disposition of Fund investments.

5.   Each of the General Partner and the Investment Adviser is an investment adviser within the meaning of section 9 and 36 of the Act and is subject to those sections. The General Partner or Investment Adviser may receive a performance-based fee or allocation (a "Carried Interest") based on the net gains of the Fund's investments in addition to any amount allocable to the General Partner's or Investment Adviser's capital contribution.[1]

6.   If the General Partner elects to recommend that a Fund enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as sub-investment adviser the unaffiliated entity (an "Unaffiliated Subadviser"), which will be responsible for the management of such side-by-side investment.

7.   Interests in the Funds will be offered in a transaction exempt from registration under section 4(a)(2) of the Securities Act of 1933, as amended (the "1933 Act"), or Regulation D or Regulation S promulgated thereunder, and will be sold only to Qualified Participants, which term refers to: (i) Eligible Employees (as defined below); (ii) Eligible Family Members (as defined below); (iii) Eligible Investment Vehicles (as defined below); and (iv) AB. Prior to offering

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[1]   If a General Partner or Investment Adviser is registered under the Investment Advisers Act of 1940 ("Advisers Act"), the Carried Interest payable to it by a Fund will be pursuant to an arrangement that complies with rule 205-3 under the Advisers Act. All or a portion of the Carried Interest may be paid to individuals who are officers, employees or stockholders of the Investment Adviser or its affiliates. If the General Partner or Investment Adviser is not required to register under the Advisers Act, the Carried Interest payable to it will comply with section 205(b)(3) of the Advisers Act (with such Fund treated as though it were a business development company solely for the purpose of that section).

interests in a Fund to a Qualified Participant, AB must reasonably believe that the Eligible

Employee or Eligible Family Member will be capable of understanding and evaluating the merits

and risks of participation in a Fund and that each such individual is able to bear the economic risk

of such participation and afford a complete loss of his or her investments in the Fund.

8.   The term "Eligible Employees" is defined as current or former employees, officers

and directors of AB (including people in administration, marketing and operations) and current

consultants engaged on retainer to provide services and professional expertise on an ongoing basis

as regular consultants or business or legal advisors to AB and who share a community of interest

with AB and AB's employees ("Consultants").[2] The term "Eligible Family Members" is defined

as spouses, parents, children, spouses of children, brothers, sisters and grandchildren of Eligible

Employees, including step and adoptive relationships.[3] The term "Eligible Investment Vehicles" is

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[2]   In order to participate in the Funds, Consultants must be currently engaged by AB and will be required to be sophisticated investors who qualify as accredited investors ("Accredited Investors") under rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to AB and will be required to qualify as Accredited Investors. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of AB and who have an interest in maintaining an ongoing relationship with AB. The individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and its affiliates and/or the officers of AB responsible for making investments for the Funds similar to the access afforded other Eligible Employees who are employees, officers or directors of AB.

[3]   In order to ensure that a close nexus between the Qualified Participants and AB is maintained, the terms of each governing document for a Fund will provide that any Eligible Family Member participating in such Fund (either through direct beneficial ownership of an interest or as an indirect beneficial owner through an Eligible Investment Vehicle) cannot, in any event, be more than two generations removed from an Eligible Employee.

defined as: (i) a trust of which a trustee, grantor and/or beneficiary is an Eligible Employee;[4] (ii) a partnership, corporation, or other entity controlled by an Eligible Employee; or (iii) a trust or other entity established solely for the benefit of Eligible Employees and/or Eligible Family Members. Each Eligible Employee and Eligible Family Member will be an Accredited Investor under rule 501(a)(5) or rule 501(a)(6) of Regulation D under the 1933 Act, except that a minimum of 35 Eligible Employees who are sophisticated investors but who are not Accredited Investors may become investors in a Fund if each of them falls into one of the following categories: (i) an Eligible Employee who (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee's admission as an investor of the Fund and has a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the Fund;[5] or (ii) Eligible Employees who are "knowledgeable employees" as defined in rule 3c-5 under the Act, of the Fund (with the Fund treated as though it were a "covered company" for purpose of the rule).

9.   A Qualified Participant may purchase an interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an accredited investor, as defined in rule 501(a)

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[4]   The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of "Eligible Investment Vehicle" is intended to enable Eligible Employees to make investments in the Funds through personal investment vehicles for the purpose of personal and family investment and estate planning objectives.

[5]   An Eligible Employee described in this category (i) will only be permitted to invest in a Fund if such individual represents and warrants that he or she will not commit in any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in a Fund and in all other Funds in which that investor has previously invested.

of Regulation D under the 1933 Act or (ii) the Eligible Employee is a settlor[6] and principal

investment decision-maker with respect to the investment vehicle. Eligible Investment Vehicles

that are not Accredited Investors will be counted in accordance with Regulation D toward the 35

non-Accredited Investor limit discussed above.

        10.   The terms of each Fund will be fully disclosed to each Qualified Participant (or

person making the investment on behalf of the Qualified Participant) at the time the Qualified

Participant is invited to participate in the Fund. The Fund will send its investors an annual financial

statement with respect to those investments in which the investor had an interest within 120 days

after the end of each fiscal year of the Fund , or as soon as practicable after the end of the Fund's

fiscal year. The financial statement will be audited[7] by independent certified public accountants. In

addition, as soon as practicable after the end of each calendar year, a report will be sent to each

investor setting forth the information with respect such investor's share of income, gains, losses,

credits, and other items for U.S. federal and state income tax purposes resulting from the operation

of the Fund during that year.

        11.   Interests in a Fund will not be transferable except with the express consent of the

General Partner, and then only to a Qualified Participant. No sales load or similar fee of any kind

will be charged in connection with the sale of interests in a Future Fund.

        12.   A General Partner may have the right, but not the obligation, to repurchase, cancel

or transfer to another Qualified Participant the interest of (i) an Eligible Employee who ceases to be

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[6]   If such investment vehicle is an entity other than a trust, the term "settlor" will be read to mean a person who created such vehicle, alone or together with other eligible individuals, and contributed funds to such vehicle.

an employee, officer, director or current consultant of any AB Entity for any reason or (ii) any Eligible Family Member of any person described in clause (i). The governing documents for each Fund will describe, if applicable, the amount that an investor would receive upon repurchase, cancellation or forfeiture of its interest. The investor will, at a minimum, be paid the lesser of (i) the amount actually paid by or on behalf of the investor to acquire the interest (plus interest, as reasonably determined by the General Partner) less any amounts paid to the investor in distributions, and (ii) the fair value, determined at the time of repurchase in good faith by the General Partner, of such interest.

13.   A Future Fund may invest in one or more pooled investment vehicles (including private funds relying on sections 3(c)(1) and 3(c)(7) under the Act and funds relying on section 3(c)(5) under the Act) and investments in registered investment companies sponsored by AB or by third parties (each, an "Underlying Fund").[8] One Fund may also invest in another Fund in a "master-feeder" or similar structure. A Fund may also be operated as a parallel fund making investments on a side-by-side basis with AB entities.

14.   A Fund may co-invest in a portfolio company (or a pooled investment vehicle) with an AB Entity or with an investment fund or separate account organized primarily for the benefit of investors who are not affiliated with AB ("Third Party Investors) over which an AB Entity exercises investment discretion or which is sponsored by an AB Entity (an "AB Third Party Fund"). Co-investments with an AB Entity or with an AB Third Party Fund in a transaction in which AB's investment was made pursuant to a contractual obligation to an AB Third Party Fund will not be

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[7]   "Audit" has the meaning defined in rule 1-02(d) of Regulation S-X.

[8]   Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern a Fund's eligibility to invest in an Underlying Fund relying on section 3(c)(1) or 3(c)(7) of the Act or an Underlying Fund's status under the Act.

subject to Condition 3 below. All other side-by-side investments held by AB entities will be

subject to Condition 3.

15.   If AB makes loans to a Fund, the lender will be entitled to receive interest, provided

that the interest rate will be no less favorable to the borrower than the rate obtainable on an arm's

length basis. The possibility of any such borrowings, as well as the terms thereof, would be

disclosed to Qualified Participants prior to their investment in a Fund. Any indebtedness of the

Fund will be the debt of the Fund and without recourse to the the investors. A Fund will not

borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of

the Act to own securities of the Fund (other than short-term paper). A Fund will not lend any funds

to an AB Entity.

16.   A Fund will not acquire any security issued by a registered investment company if

immediately after such acquisition such Fund will own more than 3% of the outstanding voting

stock of the registered investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides that the Commission shall exempt employees'

securities companies from the provisions of the Act if and to the extent that such exemption is

consistent with the protection of investors. Section 6(b) provides that the Commission will

consider, in determining the provisions of the Act from which the company should be exempt,

the company's form of organization and capital structure, the persons owning and controlling its

securities, the price of the company's securities and the amount of any sales load, how the

company's funds are invested, and the relationship between the company and the issuers of the

securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that in connection with any order exempting an investment company from any provision of section 7, certain specified provisions of the Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the Act, if the Commission deems it necessary and appropriate in the public interest or for the protection of investors. Applicants submit that it would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act for the Commission to issue an order under sections 6(b) and 6(e) of the Act exempting the Funds from all provisions of the Act and the rules and regulations thereunder, except sections 9, 17, 30, and 36 through 53 of the Act, and the Rules and Regulations. With respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b), (e), and (h) of the Act, and the Rules and Regulations, and rule 38a-1 under the Act, Applicants request a limited exemption as set forth in the application.

3.   Section 17(a) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company. Applicants request an exemption from section 17(a) to the extent necessary to (a) permit an AB Entity or an AB Third Party Fund (or any affiliated person of such AB Entity or

AB Third Party Fund), or any affiliated person of a Fund (or affiliated persons of such persons),

acting as principal, to engage in any transaction directly or indirectly with any Fund or any

company controlled by such Fund; and (b) to permit a Fund to invest or engage in any transaction

with any AB Entity, acting as principal, (i) in which such Fund, any company controlled by such

Fund or any AB Entity or any AB Third Party Fund has invested or will invest, or (ii) with which

such Fund, any company controlled by such Fund or any AB Entity or AB Third Party Fund is or

will become otherwise affiliated; and (c) permit a Third Party Investor, acting as a principal, to

engage in any transaction directly or indirectly with a Fund or any company controlled by such

Fund. The transactions to which any Fund is a party will be effected only after a determination

by the General Partner that the requirements of Conditions 1, 2 and 6 (set forth below) have been

satisfied. Applicants, on behalf of the Funds, represent that any transactions otherwise subject to

section 17(a) of the Act, for which exemptive relief has not been requested, would require

approval of the Commission.

        4.   Applicants submit that an exemption from section 17(a) is consistent with the policy

of each Fund and the protection of investors. Applicants state that the investors in each Fund will

have been fully informed of the possible extent of such Fund's dealings with AB and of the

potential conflicts of interest that may exist. Applicants also state that, as professionals employed

in the investment management and securities businesses, or in administrative, financial, accounting,

legal, sales, marketing, risk management or operational activities related thereto, the investors will

be able to understand and evaluate the attendant risks. Applicants assert that the community of

interest among the investors in each Fund, on the one hand, and AB, on the other hand, is the best

insurance against any risk of abuse. Applicants acknowledge that the requested relief will not

extend to any transactions between a Fund and an Unaffiliated Subadviser or an affiliated person of the Unaffiliated Subadviser, or between a Fund and any person who is not an employee, officer or

director of AB or is an entity outside of AB and is an affiliated person of the Fund as defined in

section 2(a)(3)(E) of the Act ("Advisory Person") or any affiliated person of such person.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated

person or principal underwriter of a registered investment company, or any affiliated person of

such a person or principal underwriter, acting as principal, from participating in any joint

arrangement with the company unless authorized by the Commission. Applicants request an

exemption from section 17(d) and rule 17d-1 to the extent necessary to permit affiliated persons

of each Fund, or affiliated persons of any of such persons, to participate in, or effect any

transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing

plan in which such Fund or a company controlled by such Fund is a participant. The exemption

would permit, among other things, co-investments by each Fund, AB Third Party Fund and

individual members or employees, officers, directors or consultants of AB making their own

individual investment decisions apart from AB. Applicants acknowledge that the requested relief

will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person or

an affiliated person of either has an interest.

6.   Applicants assert that compliance with section 17(d) would prevent each Fund

from achieving a principal purpose, which is to provide a vehicle for Eligible Employees (and

other permitted investors) to co-invest with AB or, to the extent permitted by the terms of the

Fund, with other employees, officers, directors or consultants of AB or AB entities or with an AB

Third Party Fund. Applicants further contend that compliance with section 17(d) would cause a

Fund to forego investment opportunities simply because an investor is such Fund or other

affiliated person of such Fund also had, or contemplated making, a similar investment.

Applicants submit that it is likely that suitable investments will be brought to the attention of a

Fund because of its affiliation with AB's large capital resources and investment management

experience, and that attractive investment opportunities of the types considered by a Fund often

require each participant in the transaction to make funds available in an amount that may be

substantially greater than those the Fund would independently be able to provide. Applicants

contend that, as a result, a Fund's access to such opportunities may have to be through co-

investment with other persons, including its affiliates. Applicants assert that the flexibility to

structure co-investments and joint investments will not involve abuses of the type section 17(d)

and rule 17d-1 were designed to prevent. In addition, Applicants represent that any transactions

otherwise subject to section 17(d) of the Act and rule 17d-1 thereunder, for which exemptive

relief has not been requested, would require approval by the Commission.

   7. Co-investments with an AB Entity or with an AB Third Party Fund in a transaction

in which AB's investment was made pursuant to a contractual obligation to an AB Third Party

Fund will not be subject to Condition 3 below. Applicants believe that the interests of the Eligible

Employees participating in a Fund will be adequately protected in such situations because AB is

likely to invest a portion of its own capital in AB Third Party Fund investments, either through such

AB Third Party Fund or on a side-by-side basis (which AB investments will be subject to

substantially the same terms as those applicable to such AB Third Party Fund, except as otherwise

disclosed in the governing documents of the relevant Fund). Applicants assert that if Condition 3

were to apply to AB's investment in these situations, the AB Third Party Fund would be indirectly

burdened. Applicants further assert that the relationship of a Fund to an AB Third Party Fund is

fundamentally different from such Fund's relationship to AB. Applicants contend that the focus of,

and the rationale for, the protections contained in the requested relief are to protect the Funds from any overreaching by AB in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis the investors in an AB Third Party Fund.

8.   Section 17(e) of the Act and rule 17e-1 thereunder limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. Applicants request an exemption from section 17(e) to permit an AB Entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, or other compensation from a Fund in connection with the purchase or sale by the Fund of securities, provided that the fees or other compensation are deemed "usual and customary." Applicants state that for purposes of the application, fees or other compensation that are charged or received by an AB Entity will be deemed to be "usual and customary" only if (i) the Fund is purchasing or selling securities alongside other unaffiliated third parties, AB Third Party Funds or Third Party Investors who are also similarly purchasing or selling securities, (ii) the fees or other compensation being charged to the Fund are also being charged to the unaffiliated third parties, AB Third Party Funds or Third Party Investors, and (iii) the amount of securities being purchased or sold by the Fund does not exceed 50% of the total amount of securities being purchased or sold by the Fund and the unaffiliated third parties, AB Third Party Funds or Third Party Investors. Applicants state that compliance with section 17(e) would prevent a Fund from participating in a transaction in which AB, for other business reasons, does not wish to appear as if the Fund is being treated in a more favorable manner (by being charged lower fees) than other third parties also participating in the transaction. Applicants assert that the concerns of overreaching and abuse that section 17(e) and rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Fund to an AB Entity are those negotiated at arm's length with

unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater interest as the Fund in the transactions as a whole.

9.   Rule 17e-1(b) under the Act requires that a majority of directors who are not "interested persons" (as defined in section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Act requires each Fund to comply with the fund governance standards defined in rule 0-1(a)(7) under the Act. Applicants request an exemption from rule 17e-1(b) to the extent necessary to permit each Fund to comply with rule 17e-1(b) without the necessity of having a majority of the directors of the Fund who are not "interested persons" take such actions and make such approvals as are set forth in rule 17(e)-1(b). Applicants note that in the event that all the directors of the General Partner or other governing body of the General Partner will be affiliated persons, a Fund could not comply with rule 17(e)-1(b) without the relief requested. Applicants represent that in such an event, the Fund will comply with rule 17e-1(b) by having a majority of the directors (or members of a comparable body) of the Fund or its General Partner take such actions and make such approvals as are set forth in rule 17e-1(b), and that each Fund will otherwise comply with all other requirements of rule 17e-1(b). Applicants further request an exemption from rule 17(e)-1(c) to the extent necessary to permit each Fund to comply with rule 17e-1 without the necessity of having a majority of the directors of the Fund be "disinterested persons" as set forth in rule 17e-1(c). Applicants note that in the event that all the directors of the General Partner or other governing body of the General Partner will be affiliated persons, a Fund could not comply with rule 17e-1 without the relief requested. Applicants represent that each Fund will otherwise comply with all other requirements of rule 17e-1(c).

10.   Section 17(f) of the Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of

a national securities exchange or the company itself in accordance with Commission rules. Rule

17f-2 under the Act specifies the requirements that must be satisfied for a registered management

investment company to act as a custodian of its own investments. Applicants request relief from

section 17(f) and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2:

(a) a Fund's investments may be kept in the locked files of the General Partner or the Investment

Adviser for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i)

employees of AB or its affiliates (including the General Partner) will be deemed to be employees of

the Funds, (ii) officers or managers of the General Partner or a Fund will be deemed to be officers

of the Fund and (iii) the General Partner of a Fund or its board of directors will be deemed to be the

board of directors of the Fund; and (c) in place of the verification procedure under rule 17f-2(f),

verification will be effected quarterly by two employees of the General Partner who are also

employees of AB responsible for the administrative, legal and/or compliance functions for funds

managed or sponsored by AB and who have specific knowledge of custody requirements, policies

and procedures of the Funds. Applicants expect that, with respect to certain Funds, many of their

investments will be evidenced only by partnership agreements, participation agreements or similar

documents, rather than by negotiable certificates that could be misappropriated. Applicants assert

that for such a Fund, these instruments are most suitably kept in the files of the General Partner or

its Investment Adviser, where they can be referred to as necessary. Applicants represent that they

will comply with all other provisions of rule 17f-2, including the recordkeeping requirements of

paragraph (e).

11.   Section 17(g) of the Act and rule 17g-1 thereunder generally require the bonding of

officers and employees of a registered investment company who have access to its securities or

funds. Rule 17g-1 requires that a majority of directors who are not "interested persons" of a registered investment company take certain actions and give certain approvals relating to fidelity bonding. Among other things, the rule also requires that the board of directors of an investment company relying on the rule satisfy the fund governance standards defined in rule 0-1(a)(7). Applicants request an exemption from rule 17g-1 to the extent necessary to permit a Fund to comply with rule 17g-1 by having the General Partner of the Fund take such actions and make such approvals as are set forth in rule 17g-1. Applicants state that in the event all the directors of the General Partner or other governing body of the General Partner will be affiliated persons, a Fund could not comply with rule 17g-1 without the requested relief. Applicants also request an exemption from the requirements of rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of rule 17g-1(j)(3). Applicants contend that the filing requirements are burdensome and unnecessary as applied to the Funds and represent that the General Partner of each Fund will designate a person to maintain the records otherwise required to be filed with the Commission under rule 17g-1(g). Applicants further contend that the notices otherwise required to be given to the board of directors will be unnecessary as the Funds will not have boards of directors. Applicants represent that each Fund will comply with all other requirements of rule 17g-1.

12.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from section 17(j) and the provisions of rule 17j-1

(except for the anti-fraud provisions of rule 17j-1(b)) because they assert that these requirements are burdensome and unnecessary as applied to the Funds. The relief requested will extend only to entities within AB and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

13.   Sections 30(a), (b) and (e) of the Act and the rules thereunder generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the investors in such Fund. Applicants request relief under sections 30(a), (b) and (e) to the extent necessary to permit each Fund to report annually to its investors in the manner described in the application. Section 30(h) of the Act requires that every officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under section 16(a) of the Exchange Act. Applicants request an exemption from section 30(h) of the Act to the extent necessary to exempt the General Partner of each Fund, directors and officers of the General Partner and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such Fund from filing Forms 3, 4, and 5 under section 16(a) of the Exchange Act with respect to their ownership of interests in such Fund under section 16 of the Exchange Act. Applicants assert that, because there will be no trading market and the transfers of interests are severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

14.   Rule 38a-1 requires registered investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Fund will comply will rule 38a-1(a), (c) and (d), except that: (i) to the extent the Fund does not have a board of directors, the board of directors of the General Partner or other governing body of the General Partner will fulfill the responsibilities assigned to the Fund's board of directors under the rule; (ii) to the extent the board of directors or other governing body of the General Partner does not have any disinterested members, approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained; and (iii) to the extent the board of directors or other governing body of the General Partner does not have any independent members, the Funds will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted. Applicants represent that each Fund has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of the application, has appointed a chief compliance officer and is otherwise in compliance with the terms and conditions of the application.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 thereunder to which a Fund is a party (the "Section 17 Transactions") will be effected only if the General Partner determines that: (a) the terms of the Section 17 Transaction,

including the consideration to be paid or received, are fair and reasonable to the Fund and the investors and do not involve overreaching of such Fund or its investors on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Fund and the investors, such Fund's organizational documents and such Fund's reports to its investors.

In addition, the General Partner will record and preserve a description of all Section 17 Transactions, the General Partner's findings, the information or materials upon which the findings are based and the basis for such findings. All such records will be maintained for the life of the Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff.[9]

2.   The General Partner will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.   The General Partner will not cause the funds of any Fund to be invested in any investment in which a "Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Fund and a Co-Investor are participants, unless prior to such investment any such Co-Investor agrees, prior to disposing of all or part of its investment, to (a) give the General Partner sufficient, but not less than one day's, notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment

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[9]   Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

unless the Fund has the opportunity to dispose of the Fund's investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term "Co-Investor" with respect to any Fund means any person who is: (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of the Fund (other than an AB Third Party Fund); (b) AB (except when an AB Entity co-invests with a Fund and an AB Third Party Fund pursuant to a contractual obligation to the AB Third Party Fund); (c) an officer or director of an AB Entity; or (d) an entity (other than an AB Third Party Fund) in which AB acts as general partner or has similar capacity to control the sale or other disposition of the entity's securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor, including step or adoptive relationships, or a trust or other investment vehicle established for any Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under section 6 of the Exchange Act, (ii) NMS stocks, pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder, (iii) government securities as defined in section 2(a)(16) of the Act, (iv) "Eligible Securities" as defined in rule 2a-7 under the Act,   or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.	Each Fund and its General Partner will maintain and preserve, for the life of such Fund and at least six years thereafter, such accounts, books and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the investors in such Fund, and each annual report of such Fund required to be sent to such investors, and agree that all such records will be subject to examination by the Commission and its staff.[10]

5.   Within 120 days after the end of each fiscal year of each Fund, or as soon as practicable thereafter, the General Partner of each Fund will send to each investor in such Fund who had an interest in any capital account of the Fund, at any time during the fiscal year then ended, Fund financial statements audited by the Fund's independent accountants, except in the case of a Fund formed to make a single portfolio investment. In such cases, financial statements will be unaudited, but each investor will receive financial statements of the single portfolio investment audited by such entity's independent accountants. At the end of each fiscal year and at other times as necessary in accordance with customary practice, the General Partner will make a valuation or cause a valuation to be made of all of the assets of the Fund as of the fiscal year end. In addition, as soon as practicable after the end of each tax year of a Fund, the General Partner of such Fund will send a report to each person who was an investor in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the investor of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Fund during that fiscal year.

6.   If a Fund makes purchases or sales from or to an entity affiliated with the Fund by reason of an officer, director or employee of AB (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such

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[10]   Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

individual will not participate in the Fund's determination of whether or not to effect the purchase or sale.

       For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary